Devon Energy Corporation

333. W. Sheridan Ave

Oklahoma City, Oklahoma 73102-5015

TELEPHONE (405) 235-3611

March 24, 2026

VIA EDGAR

Timothy S. Levenberg

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Devon Energy Corporation
Registration Statement on Form S-4
File No. 333-294222

Dear Mr. Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Devon Energy Corporation (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-294222) be accelerated by the staff of the U.S. Securities and Exchange Commission to March 26, 2026 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company respectfully requests to be notified of such effectiveness by a telephone call to the Company’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to Stephen M. Gill at (713) 655-5110, with such effectiveness to also be confirmed in writing to Steve.Gill@skadden.com.

/s/ Jeffrey L. Ritenour
Jeffrey L. Ritenour
Executive Vice President and Chief Financial Officer of Devon Energy Corporation

cc:	Stephen M. Gill, Esq.
Mingda Zhao, Esq.
Dohyun Kim, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Tull R. Florey, Esq.
Hillary H. Holmes, Esq.
Gibson, Dunn & Crutcher LLP